SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM N-8F

APPLICATION FOR DEREGISTRATION OF CERTAIN REGISTERED
INVESTMENT COMPANIES

I.           General Identifying Information

1.         Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

[X]           Merger

[   ]           Liquidation

[   ]           Abandonment of Registration

[   ]           Election of status as a Business Development Company

2.         Name of fund:  BlackRock California Insured Municipal Income Trust (the "Fund")

3.         Securities and Exchange Commission File No.:  811-21177

4.         Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

[X]           Initial Application                                           [   ]           Amendment

5.         Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

100 Bellevue Parkway
Wilmington, Delaware 19809

6.	Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

Mike K. Hoffman, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, New York 10036
(212) 735-3406

7.
Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act
[17 CFR 270.31a-1, .31a-2]:

BlackRock Advisors, LLC

100 Bellevue Parkway
Wilmington, Delaware 19809
(888) 825-2257

8.         Classification of fund (check only one):

[X]           Management company;

[   ]           Unit investment trust; or

[   ]           Face-amount certificate company.

9.         Subclassification if the fund is a management company (check only one):

[   ]           Open-end                      [X]           Closed-end

10.	State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

Delaware

11.	Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

BlackRock Advisors, LLC
100 Bellevue Parkway
Wilmington, Delaware 19809

BlackRock Financial Management, Inc.
55 East 52nd Street
New York, New York 10055

12.	Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

The Fund has not made a public offering of its securities during the last five years anddoes not propose to make a public offering or engage in business of any kind.

13.        If the fund is a unit investment trust ("UIT") provide:  Not applicable.

(a)	Depositor's name(s) and address(es):

(b)	Trustee's name(s) and address(es):

14.	Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

[   ]           Yes                      [X]           No

If Yes, for each UIT state:

Name(s):

File No.:

Business Address:

15.	(a)	Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[X]           Yes                      [  ]           No

If Yes, state the date on which the board vote took place:  May 28, 2009

If No, explain:

(b)	Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[X]           Yes                      [   ]           No

If Yes, state the date on which the shareholder vote took place:  November 30,2009

If No, explain:

II.        Distributions to Shareholders

16.	Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

[X]           Yes                      [   ]           No

(a)	If Yes, list the date(s) on which the fund made those distributions:

February 1, 2010

(b)       Were the distributions made on the basis of net assets?

[X]           Yes                      [  ]           No

(c)        Were the distributions made pro rata based on share ownership?

[X]           Yes                      [  ]           No

(d)	If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

(e)      Liquidations only: Not applicable.

Were any distributions to shareholders made in kind?

[  ]           Yes                      [  ]           No

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.       Closed-end funds only:

Has the fund issued senior securities?

[X]           Yes                      [  ]           No

If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

Common shares of the Fund were exchanged for common shares of BlackRock California Municipal Income Trust based on the relative net asset values of each fund’s common shares as of January 29, 2010.

Each holder of Series F7 Auction Market Preferred Shares of the Fund received Series F7 Auction Market Preferred Shares of BlackRock California Municipal Income Trust having an aggregate liquidation preference equal to the aggregate liquidation preference attributable to the Series F7 Auction Market Preferred Shares of the Fund that were exchanged.

18.       Has the fund distributed all of its assets to the fund's shareholders?

[X]           Yes                     [   ]           No

If No,

(a)	How many shareholders does the fund have as of the date this form is filed?

(b)       Describe the relationship of each remaining shareholder to the fund:

19.	Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

[   ]           Yes                      [X]           No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.       Assets and Liabilities

20.       Does the fund have any assets as of the date this form is filed?

[  ]           Yes                     [X]           No

If Yes,

(a)	Describe the type and amount of each asset retained by the fund as of the date this form is filed:

(b)       Why has the fund retained the remaining assets?

(c)       Will the remaining assets be invested in securities?

[   ]         Yes                      [   ]           No

21.	Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

                        [   ]            Yes                           [X]              No

If Yes,

(a)	Describe the type and amount of each debt or other liability:

(b)	How does the fund intend to pay these outstanding debts or other liabilities?

IV.	Information About Event(s) Leading to Request For Deregistration

22.	(a)	List the expenses incurred in connection with the Merger or Liquidation:

(i)	Legal expenses: $90,000

(ii)	Accounting expenses: $0

(iii)	Other expenses (list and identify separately):

a. Printing of Proxy Statement:	approximately $5,953
b. Audit Fees:	approximately $6,900
c. Transfer Agent Fees:	approximately $8,000
d. Exchange Listing Fees:	approximately $13,051
e. Rating Agency Fees:	approximately $7,600
f. SEC Fees:	approximately $3,283
g. Mailing & Solicitation Fees:	approximately $14,918

(iv)	Total expenses (sum of lines (i)-(iii) above): $149,705

(b)	How were those expenses allocated? The expenses were allocated to the Fund.

(c)	Who paid those expenses? The expenses were paid by the Fund.

(d)	How did the fund pay for unamortized expenses (if any)? N/A

23.	Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

[ ]	Yes	[X]	No

If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.	Conclusion of Fund Business

24.	Is the fund a party to any litigation or administrative proceeding?

[ ]	Yes	[X]	No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25.	Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

[ ]	Yes	[X]	No

If Yes, describe the nature and extent of those activities:

VI.	Mergers Only

26.	(a)	State the name of the fund surviving the Merger:

BlackRock California Municipal Income Trust

(b)	State the Investment Company Act file number of the fund surviving the merger:

811-10331

(c)	If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

The Form of Agreement and Plan of Reorganization was filed with the Commission on Form N-14 (File No. 333-160166) on June 23, 2009. It was included as Appendix A to the SAI.

(d)	If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

VERIFICATION

The undersigned states that (i) she has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of BlackRock California Insured Municipal Income Trust, (ii) she is the Assistant Secretary of BlackRock California Insured Municipal Income Trust, and (iii) all actions by shareholders, trustees, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken.  The undersigned also states that the facts set forth in this Form N-8F application are true to the best of her knowledge, information and belief.

BlackRock California Insured Municipal Income Trust

By:	/s/ Janey Ahn
Janey Ahn
Assistant Secretary